Primary Business Name: LIQUIDNET, INC. **BD Number: 103987**

BD - AMENDMENT

01/16/2019

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ **Yes** ○ **No**

Ownership Codes:	**NA - less than 5%**	**B - 10% but less than 25%**	**D - 50% but less than 75%**
	A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
KNOPP, CHERYL JODI	I	GENERAL COUNSEL, SECRETARY	07/2018	NA	N	N	5273448
LIQUIDNET HOLDINGS, INC.	DE	SHAREHOLDER	01/2000	E	Y	N	13-4092641
MERRIN, SETH ISAAC	I	PRESIDENT/CEO/DIR	01/2000	NA	Y	N	1073461
MEYERSON, HOWARD LEE	I	CHIEF COMPLIANCE OFFICER	11/2018	NA	N	N	4232932
MIN, ANGELA LORRAINE	I	FINOP	07/2017	NA	N	N	5230966
STEIN, RICHARD VERNON	I	EXECUTIVE VICE PRESIDENT, HEAD OF OPERATIONS	11/2006	NA	N	N	2581519